[redacted]

SECU 11023660 SSION

RECEIVED
NOV 28 2011
189
PROCESSING SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Fisher Edwards Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 South Figueroa Street, Suite 2100
(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon M. Kmett (213) 612-0220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200 (Address) Long Beach (City) CA (State) 90802 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CW 11/29

OATH OR AFFIRMATION

I, Jon M. Kmett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Fisher Edwards Inc, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERI M. MC CASLAND
Commission # 1907974
Notary Public - California
Los Angeles County
My Comm. Expires Nov 7, 2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Filed concurrently and included in the Public Report as a separate document.)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Los Angeles
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stern Fisher Edwards Inc

We have audited the accompanying statement of financial condition of Stern Fisher Edwards Inc, (the Company) as of September 30, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stern Fisher Edwards Inc as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
November 22, 2011

STERN FISHER EDWARDS INC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2011

ASSETS

ASSETS	
Cash and cash equivalents	$ 334,014
Deposit with clearing broker	50,000
Commissions receivable	17,358
Other assets	467
Investments	7,055
TOTAL ASSETS	$ 408,894

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 247,946
COMMITMENTS AND CONTINGENCIES (Notes 3 and 9)	
STOCKHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized, 6,095 shares issued and outstanding	92,558
Retained earnings	68,390
	160,948
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 408,894

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2011

REVENUES	
Commissions	$ 707,444
Interest and other	76,717
	784,161
EXPENSES	
Management fee	560,000
General and administrative	26,861
Floor brokerage and clearing charges	170,080
Communications	19,550
	776,491
INCOME BEFORE PROVISION FOR INCOME TAXES	7,670
PROVISION FOR INCOME TAXES	3,135
NET INCOME	$ 4,535

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2011

	Common Stock		Retained	Stockholders'
	Shares	Amount	Earnings	Equity
BALANCE, OCTOBER 1, 2010	6,095	$ 92,558	$ 63,855	$ 156,413
NET INCOME			4,535	4,535
BALANCE, SEPTEMBER 30, 2011	6,095	$ 92,558	$ 68,390	$ 160,948

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 4,535
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain on investments	(1,113)
Changes in operating assets and liabilities:	
Commissions receivable	26,883
Other assets	378
Accounts payable and accrued expenses	(40,325)
Net Cash Used In Operating Activities	(9,642)
DECREASE IN CASH AND CASH EQUIVALENTS	(9,642)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	343,656
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 334,014

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 1,731

The accompanying notes are an integral part of these financial statements.

STERN FISHER EDWARDS INC

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 1 – Organization and Nature of Business

Stern Fisher Edwards Inc (the "Company") is a broker-dealer registered with the Securities and Exchange Commission. The Company engages in the sale of common stocks, bonds, and mutual funds.

NOTE 2 – Significant Accounting Policies

Securities Transactions

All securities transactions are executed and cleared by National Financial Services on a fully disclosed basis. Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant. Investments are valued at fair market value as determined by quoted market prices.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered by the Company to be cash and cash equivalents.

Fair Value Measurements

The Company follows the guidance for fair value measurements of financial and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

STERN FISHER EDWARDS INC

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 2 – Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The Company's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

The Company's financial assets carried at fair value on a recurring basis consist of common stocks whose fair values are measured using quoted market prices multiplied by the quantity held.

Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, and differences in timing of investment gains and losses. Deferred tax assets are reported under other assets.

NOTE 2 – Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company follows the guidance which addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return and requires recognition of the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs. The Company had no material adjustments to its liabilities for unrecognized income taxes for uncertain income tax positions and believes their estimates are appropriate based on current facts and circumstances.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are three and four years for federal and state tax filings, respectively. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered.

Subsequent Events

The Company has evaluated subsequent events through November 22, 2011, the date the financial statements were available to be issued.

NOTE 3 – Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a $50,000 good faith deposit. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk through reviewing, as necessary, the credit standing of each counterparty.

STERN FISHER EDWARDS INC

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 4 – Fair Value Hierarchy

As discussed in Note 2, the Company follows the guidance for fair value measurements of financial and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at September 30, 2011:

	September 30, 2011	Fair Value Measurements at Reporting Date Using		
		Level 1	Level 2	Level 3
Investments:				
Common stocks	$ 7,055	$ 7,055		
Total	$ 7,055	$ 7,055	None	None

STERN FISHER EDWARDS INC

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2011

NOTE 5 – Related-Party Transactions

The stockholders of the Company have common ownership of an affiliated company, SFE Investment Counsel Inc. (SFEIC), which performs investment advisory services. Under the terms of a management service agreement, the Company pays a monthly management fee to SFEIC for general and administrative expenses, which include payroll, rent and other operating and overhead expenses. During the year ended September 30, 2011, the management fee expense incurred under the management service agreement totaled $560,000. The agreement is cancellable by either party with thirty days written notice. At September 30, 2011, the amount owed by the Company to SFEIC totaled $230,124, which is reported in the accounts payable and accrued expenses line item on the statement of financial condition.

NOTE 6 – Income Taxes

The provision for income taxes consists of the following:

Current	
Federal	$ 1,957
State	800
	2,757
Deferred	378
Total	$ 3,135

NOTE 7 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2011, under the most restrictive requirement, the Company had net capital of $151,800, which was $101,800 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 1.63 to 1.

NOTE 8 – Reserve Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under SEC Rule 15c3-3.

NOTE 9 – Commitments and Contingencies

Off-Balance-Sheet and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 9 – Commitments and Contingencies (Continued)

Leases

The Company has a lease agreement for its office facilities under which it is a joint tenant with SFEIC, an affiliated company. Under the terms of the management service agreement discussed in Note 5, SFEIC pays the monthly lease expense for the office facility, as well as the other various equipment leases which were entered into by the Company. The Company's portion of lease expense is included in the management fee paid to SFEIC. The following are future minimum commitments of noncancelleable operating leases under which the Company would be obligated should SFEIC not perform under the management service agreement:

Years Ending September 30,	Office	Equipment	Total
2012	$ 220,186	$ 2,748	$ 222,934
2013	228,993	2,748	231,741
2014	238,153	1,145	239,298
2015	247,679		247,679
2016	213,234		213,234
	$ 1,148,245	$ 6,641	$ 1,154,886

Total lease expense for the year ended September 30, 2011 was $41,888. This amount is included in the management fee on the statement of income.

STERN FISHER EDWARDS INC

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2011

NET CAPITAL	
Total stockholders' equity from statement of financial condition	$ 160,948
DEDUCTIONS AND/OR CHARGES	
Other deductions and/or charges	4,000
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	156,948
HAIRCUTS ON SECURITIES POSITIONS, money market fund and other securities	5,148
NET CAPITAL	151,800
MINIMUM NET CAPITAL REQUIRED (THE GREATER OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $50,000)	50,000
EXCESS NET CAPITAL	$ 101,800
EXCESS NET CAPITAL AT 1000%	$ 127,005
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$ 247,946
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.63

Note: A reconciliation of the above computation to the Company's corresponding unaudited Form X-17A-5, Part II, is not required, as no material differences exist.

STERN FISHER EDWARDS INC

SUPPLEMENTARY INFORMATION

SCHEDULE II
SEPTEMBER 30, 2011

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Los Angeles
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Stern Fisher Edwards Inc

In planning and performing our audit of the financial statements of Stern Fisher Edwards Inc (the Company), as of and for the year ended September 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
November 22, 2011

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Los Angeles
Torrance

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Stern Fisher Edwards Inc
801 South Figueroa Street, Suite 2100
Los Angeles, CA 90017

Dear Board Members:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2011, which were agreed to by Stern Fisher Edwards Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stern Fisher Edwards Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stern Fisher Edwards Inc's management is responsible for the Stern Fisher Edwards Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*copy of check*; *check stub*; *Form SIPC-6*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [*Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2011; Profit & Loss Statement for the year ended September 30, 2011*] noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2011; Profit & Loss Statement for the year ended September 30, 2011*] supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
November 22, 2011

STERN FISHER EDWARDS INC

SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDING SEPTEMBER 30, 2011

GENERAL ASSESSMENT:	$ 1,442
LESS PAYMENT MADE WITH SIPC-6 IN APRIL 2011:	(897)
ASSESSMENT BALANCE DUE:	545
AMOUNT PAID WITH FORM SIPC-7:	$ 545

STERN FISHER EDWARDS INC
(SEC FILE NO. 8-22274)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED SEPTEMBER 30, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
AND
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION AND ACCOMPANYING SCHEDULE